UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: September 16, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom Ltd. Announces Pricing of 142,500,000 ADSs by Selling Shareholder Telenor East Holding II AS

Amsterdam (September 16, 2016) - VimpelCom Ltd. (NASDAQ: VIP) — VimpelCom Ltd. (“VimpelCom” or “Company”), a leading global provider of telecommunications and digital services headquartered in Amsterdam and serving over 200 million customers,  today announced the pricing of an offering by selling shareholder Telenor East Holding II AS (“Telenor”) of 142,500,000 American Depositary Shares (“ADSs”), each representing one common share of the Company, at a public offering price of $3.50 per ADS. Telenor has granted the underwriters a 30-day option to purchase up to 21,375,000 additional ADSs at the offering price, less underwriting discounts and commissions. The offering is expected to close on September 21, 2016. In addition, in a transaction outside the United States to non-US persons pursuant to Regulation S under the U.S. Securities Act, Telenor has priced a USD 1,000,000,000 0.25 per cent bond due 2019 that will be exchangeable under certain conditions for up to a total of 204,081,633 ADSs (subject to adjustment) at an exchange price representing a premium of 40 per cent to the public offering price of the ADSs.  The bond is expected to be issued on or about September 21, 2016.

VimpelCom will not receive any proceeds from the sale of the ADSs by Telenor, and Telenor’s sale of the ADSs will not result in dilution of the Company’s issued and outstanding shares.

Morgan Stanley and J.P. Morgan are acting as joint global coordinators and joint bookrunners and Citigroup and Credit Suisse are acting as joint bookrunners for the offering.

The offering is being made pursuant to the Company’s shelf registration statement on Form F-3 initially filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2014, as amended and most recently declared effective on April 20, 2016 (the “Registration Statement”). The ADSs are being offered only by means of a prospectus and an accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the preliminary prospectus supplement and other documents that the Company has filed with the SEC for more complete information about the Company and the offering. The Registration Statement, the preliminary prospectus supplement and the documents incorporated by reference therein are available on the SEC’s website at: http://www.sec.gov.

Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (866) 803-9204, email: prospectus-eq_fi@jpmchase.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; or Credit Suisse Securities (USA), LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, Phone: (800) 221-1037, Email: newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom, whose licenses cover 10% of the world’s population, operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel” brands. Follow us on Twitter @VimpelCom, visit blog.vimpelcom.com or visit our website www.vimpelcom.com.

For readers in the European Economic Area:

In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom:

This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Disclaimer

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion of the transaction described above. The forward-looking statements included in this press release are based on management’s best assessment of VimpelCom’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the risk that the transaction described above will not be completed. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2015 and other public filings made by VimpelCom with the SEC. The forward-looking statements included in this press release are made only as of the date hereof, and VimpelCom disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam)

pr@vimpelcom.com

Investor Relations

VimpelCom Ltd.

Bart Morselt

Tel: +31 20 79 77 200 (Amsterdam)

ir@vimpelcom.com